September 30, 2010

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief
                   Tim Buchmiller, Senior Attorney
                   Celia Soehner, Attorney

Re: Mattson Technology, Inc.
       Registration Statement on Form S-3
       File No. 333-168250

Acceleration Request

Requested Date:  September 30, 2010
Requested Time:  4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mattson Technology, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-3, as amended (File No. 333-168250) (the "Registration Statement"), be declared effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Company hereby authorizes each of Tony Jeffries, Michael Occhiolini and Michael Coke of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company's behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
Re: Mattson Technology, Inc.
September 30, 2010

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Tony Jeffries, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3223. Please also provide a copy of the Commission's order declaring the Registration Statement effective to Tony Jeffries via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Tony Jeffries at (650) 849-3223 or Michael Coke at (650) 565-3596.

Sincerely,

Mattson Technology, Inc.

By: /s/ Andy Moring
Andy Moring
Chief Financial Officer

cc: Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation